Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and
333-184147-01.

BUILDING TOMORROW [TM]

RBS Rogers Enhanced Commodity ETNs

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"Commodities are real things that are always likely to be worth something to somebody." -- Jim Rogers

Commodities play a role in our lives every day. From taking your []rst sip of coffee in the morning to turning off your lights in the evening, our reliance on commodities is overwhelming.

Why Commodities?

Population Growth

Currently the world population is around 7 billion. People require "things" and a growing population will continue to influence the world's supply and demand.

Emerging Markets

The Far East, with a population of roughly 3 billion, has continued to modernize. Developed and developing nations such as China, Japan and Malaysia, and Singapore have been the main drivers behind this increased demand.

Global Supply and Demand

Continued industrialization and progress of developed and developing countries may require:

[]   More energy in the form of commodities such as gas and oil.

[]   Agricultural products such as wheat, rice, and corn.

[]   Industrial metals, copper and aluminum for housing and building construction.

[GRAPHIC OMITTED]

Commodities are Everywhere!

In our lives, there are certain products we use every day. We take these things for granted but without them, our lives would be drastically different. How many commodities can you spot in this picture?



Figure 1.1
Spot the Commodities

#	Item	Commodity
1	Child's cup	Crude oil, Rubber
2	Door handle	Aluminum
3	Clothes	Cotton
4	Breakfast	Corn, Orange, Rice, Wheat
5	Cell phone	Copper, Crude oil, Natural gas
6	Glasses	Aluminum, Copper, Gold, Nickel
7	Refrigerator	Aluminum, Copper, Iron, Lead, Nickel, Tin
8	Coffee mug	Coffee, Sugar
9	Laptop	Copper, Lead, Platinum, Zinc
10	Cabinet	Lumber
11	Sink	Copper, Lead, Nickel, Zinc

Commodities, Stocks and Bonds

An important part of any portfolio is to make sure you have assets that behave differently in different markets. Commodities can provide diversification for investors who are invested in other asset classes such as stocks and bonds:

- Can help protect against inflation
- Returns less correlated with traditional asset classes like stocks and bonds.

Figure 1.2
Annualized Index Portfolio Volatility and Returns for 10/31/2007 – 10/31/2012[1]


40%
60%
Volatility 12.12% Index Returns 3.23% Investing Returns 3.13%
5%
40%
55%
Volatility 11.38% Index Returns 3.23% Investing Returns 3.08%
15%
45%
40%
Volatility 10.23% Index Returns 3.22% Investing Returns 3.00%
25%
35%
40%
Volatility 9.58% Index Returns 3.22% Investing Returns 2.92%
S&P 500® Total Return Index
Barclays Capital Aggregate Bond Index
RICI Enhanced℠ Commodity Total Return Index

You can not invest directly in an index.
[1] Index Returns are before investment fees and expenses. Theoretical Investing Returns assume 0.10%, 0.10% and 0.95% annual expense ratios for investment in funds or notes tracking the stock, bond and commodity indices shown, respectively. 5-year returns shown reflect annualized stock index loss of approximately 1% and bond and commodity index gains of approximately 6% and 2%, respectively. Not indicative of future results. Volatilities and returns vary significantly over different time periods. Individual RICI Enhanced℠ Commodity Sector Indices returns and volatilities over this 5-year period varied greatly from those of the RICI Enhanced℠ Commodity Total Return Index shown.

Source: Bloomberg

2

Jim Rogers: Prominent Stock Market and Commodities Investor



In 1970, Jim Rogers co-founded the Quantum fund. After his achieved success in the hedge fund business, Jim withdrew from active trading business at the age of 37 and set off on a motorcycle trip around the world in the beginning of the 1990s. He published his views and experiences from the trip in a best seller called, "Investment Biker". At the turn of the millennium, he undertook a second around the world trip, this time traveling through 116 countries.

Rogers recognized the potential growth of developing economies. Partly based on his first-hand sighting and experiences, Jim launched the Rogers International Commodity Index® (RICI®) in the late 1990's. In 2004, Rogers published "Hot Commodities", in which he described opportunities offered by the commodities markets in connection with the growth of emerging markets. Jim currently resides in Singapore with his wife and two daughters.

The RICI Enhanced℠ Commodity Total Return Index

The RICI Enhanced℠ Commodity Total Return Index is broadly diversified among 36 commodities which are broken down into four sub indices including energy, agriculture, precious metals and industrial metals. The Index was developed for investors who believe that returns on commodities futures contracts are strongly driven by seasonality, term structure and supply and demand.

Features of the Index include:
- Always participates in the commodities market
- Rebalanced semi-annually
- Weights are based on expected global consumption patterns and liquidity
- Strategic rollover calendar used to select contracts

RICI Enhanced℠ Commodity Total Return Index compared with traditional commodity index concepts

	RICI Enhanced℠ Commodity Total Return Index	Traditional Commodity Indices
Underlying contracts diversification	Various maturity segments depending on the commodity	Mainly front-month futures contracts
Rollover cycle	Depending on the commodity, less frequent than traditional indices, thus resulting in lower cost	Monthly, depending on the expiry dates of all futures contracts
Rule Based	Yes	Yes



3

The Strategy

The RBS ETNs are designed to provide commodity exposure on the basis of expected economic global demand. By investing in futures contracts with varying maturities, the Index seeks to maximize returns when there are significant price differences between near dated and future dated commodity contracts. This is unlike many commodity investments in the market today which invest solely in front month contracts. A strategic rollover calendar is defined for each commodity in the index to address specific conditions such as the seasonality, liquidity and term structure of each commodity contract.

Determining the rollover calendar             Rollover Calendar:
for individual commodities                    The rollover calendar defines the universe of available
                                              contracts that are selected by the strategy's filtering
                                              criteria.
         All available futures contracts      Futures contracts
                                              Since commodities are difficult to store, financial
                                              investors gain access mainly through futures markets
                                              or indices made up of commodity futures contracts. A
                                              futures contract mainly is an agreement to buy or sell
                                              a specified asset for a certain price agreed today, with
                                              delivery and payment occurring at a future date.
 Filtering criteria applied based on seasonal
               patterns and cycles            Seasonality of goods
           (only for energy and grains)       Many commodities have a season or time period
                                              where they grow or are more frequently used. For
                                              example, corn is harvested in the fall months and
                                              most people use oil to heat their homes in the winter
                                              months.
                     Liquidity
       (except for precious metals, rubber    Liquidity
                   and palm oil)              Some futures contracts are more liquid than others.
                                              Liquidity refers to the level of activity in the market
                                              place relative to other available contracts. Certain
                                              contracts may be traded more frequently than others.
   Contracts are selected according to the
     individual rollover calendar for each    Term structure
 commodity. Rollover based on liquidity and   Returns of the commodities futures contracts are
                  futures curves.
                  (term structure)            contingent on the time frame the contract is held and
                                              the expiration of the contract.

Rogers Enhanced Family of ETNs

The Royal Bank of Scotland plc Rogers Enhanced family of ETNs ("RBS ETNs") gives investors the flexibility of investing in the broad-based RICI Enhanced℠ Commodity Total Return Index or in specific sectors via the Enhanced Sector ETNs. This provides the capability to use the sector indices as building blocks to help meet financial objectives and goals.

RICI Enhanced℠ Commodity Total Return Index

ETN Ticker: RGRC

Commodities	Target Weights	Commodities	Target Weights
WTI Crude Oil	13.00%	Corn	7.00%
Brent Crude Oil	10.00%	Sugar	3.25%
Natural Gas	7.00%	Wheat	3.00%
RBOB Gasoline	4.00%	Soybeans	3.00%
Heating Oil	4.00%	Coffee	3.00%
Gas Oil	3.00%	Live Cattle	2.50%
Energy	**41.00%**	Cotton	2.00%
Aluminum	4.00%	Soybean Oil	2.00%
Copper	4.00%	Lean Hogs	2.00%
Zinc	2.00%	Kansas City Wheat	2.00%
Lead	1.50%	Cocoa	1.50%
Nickel	1.00%	Soybean Meal	1.25%
Tin	0.50%	Rubber	1.00%
Industrial Metals	**13.00%**	Coffee Robusta	1.00%
Gold	4.00%	Palm Oil	1.00%
Silver	2.00%	Lumber	0.50%
Platinum	1.00%	Orange Juice	0.50%
Palladium	1.00%	Rice	0.50%
Precious Metals	**8.00%**	Oats	0.50%
		Minneapolis Wheat	0.50%
		Agriculture	**38.00%**
Overall Total			**100.00%**

RICI Enhanced℠ Energy Total Return Index

ETN Ticker: RGRE

- One reason for frequent changes in the price of energy commodities is global supply and demand.
- Prices for energy commodities are affected by political events, labor activity, direct government intervention such as embargos, or supply disruptions in the major oil producing regions of the world such as Iran or Iraq.

Component's Name	Target Weights
WTI Crude	31.71%
Brent Crude	24.39%
Natural Gas	17.07%
Gasoline RBOB	9.76%
Heating Oil	9.76%
Gas Oil	7.32%
Total	**100.00%**

5

RICI Enhanced℠ Agriculture Total Return Index

ETN Ticker: RGRA

- Growing populations have contributed to the scarcity of certain agricultural products translating into decreased supply and increased demand.
- The Index seeks to provide investors access to a wide range of agricultural commodities including grains, seed oils, soft commodities, livestock, and fibres.

Component's Name	Target Weights	Component's Name	Target Weights
Corn	18.42%	Cocoa	3.95%
Sugar	8.55%	Soymeal	3.29%
Wheat	7.89%	Coffee Robusta	2.63%
Soybean	7.89%	Rubber	2.63%
Coffee	7.89%	Palm Oil	2.63%
Live Cattle	6.58%	Minneapolis Wheat	1.32%
Kansas City Wheat	5.26%	Oats	1.32%
Lean Hogs	5.26%	Lumber	1.32%
Soybean Oil	5.26%	Rice	1.32%
Cotton	5.26%	Orange Juice	1.32%
Total			**100.00%**





RICI Enhanced℠ Precious Metals Total Return Index

ETN Ticker: RGRP

- Precious metals are used as a store of wealth in volatile markets as well as for jewelry and other applications.
- Their weightings are based on their global consumption levels worldwide and supply constraints.

Component's Name	Target Weights
Gold	50.00%
Silver	25.00%
Platinum	12.50%
Palladium	12.50%
Total	**100.00%**



RICI Enhanced℠ Industrial Metals Total Return Index

ETN Ticker: RGRI

- Industrial or base metals are vital for industrial development as they are found in most electronics and technological devices.
- In recent years, industrialization in the developing world has driven up demand of industrial metals.

Component's Name	Target Weights
Copper	30.77%
Aluminium	30.77%
Zinc	15.38%
Lead	11.54%
Nickel	7.69%
Tin	3.85%
Total	**100.00%**



6

RBS Rogers Enhanced ETN Lineup:
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www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the relevant RICI EnhancedSM Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The RBS
ETNs and the RICI EnhancedSM Indices do not provide exposure to spot prices of the relevant commodities and, consequently, may not be represenative of an investment that provides exposure to the spot prices of the relevant commodities or buying and holding the relevant commodities. The prices of commodities are volatile and are affected by numerous factors. The RICI EnhancedSM Indices may include futures contracts on non-U.S. exchanges and trading on such exchanges may be subject to different and greater risks than trading on U.S. exchanges and trading on such exchanges may be subject to different and greater risks than trading on U.S. exchanges. Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as The Royal Bank of Scotland plc ("RBS plc") is not required to maintain any listing of the RBS ETNs.The RBS ETNs are not principal protected and do not pay interest. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and The Royal Bank of Scotland
Group plc ("RBS Group"), as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors"
section of the pricing supplement, before investing.

IMPORTANT INFORMATION: RBS plc and RBS Group have []led a registration statement
(including a prospectus) with the U.S. Securities and Exchange Commission (SEC)
for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been []led by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or
any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling
1-855-RBS-ETPS (toll-free).

The RBS ETNs are not sponsored, endorsed, sold or promoted by Beeland Interests
Inc. ("Beeland Interests"), James B. Rogers, Jr. or Diapason Commodities
Management SA ("Diapason").[] Neither Beeland Interests, James B. Rogers, Jr.
nor Diapason makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this document, or the advisability of investing in securities or commodities generally, or in the RBS ETNs or in futures particularly. "Jim Rogers", "James
Beeland Rogers, Jr.", "Rogers", "Rogers International Commodity Index", "RICI",
"RICI Enhanced", and the names of all other RICI EnhancedSM Indices mentioned herein are trademarks, service marks and/or registered marks of Beeland
Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license.[] The personal names and likeness of Jim
Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers,
Jr.

NEITHER BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES
OR AGENTS, GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS
INTERNATIONAL COMMODITY INDEX ("RICI"), THE RICI ENHANCED, ANY SUB-INDEX
THEREOF, OR ANY DATA INCLUDED THEREIN.[] SUCH PERSON SHALL NOT HAVE ANY
LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO
WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE RBS
ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, THE RICI ENHANCED,
ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE RBS ETNS.[] NEITHER
BEELAND INTERESTS NOR DIAPASON, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR
AGENTS, MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE
WITH RESPECT TO THE RICI, THE RICI ENHANCED, ANY SUB INDEX THEREOF, OR ANY DATA
INCLUDED THEREIN.[] WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL
BEELAND INTERESTS, DIAPASON OR ANY OF THEIR RESPECTIVE AFFILIATES OR AGENTS HAVE
ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR
CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

NEITHER THE INDICATION THAT SECURITIES OR OTHER FINANCIAL PRODUCTS OFFERED
HEREIN ARE BASED ON DATA PROVIDED BY ICE DATA LLP, NOR THE USE OF THE TRADEMARKS
OF ICE DATA LLP IN CONNECTION WITH SECURITIES OR OTHER FINANCIAL PRODUCTS
DERIVED FROM SUCH DATA IN ANY WAY SUGGESTS OR IMPLIES A REPRESENTATION OR
OPINION BY ICE DATA OR ANY OF ITS AFFILIATES AS TO THE ATTRACTIVENESS OF
INVESTMENT IN ANY SECURITIES OR OTHER FINANCIAL PRODUCTS BASED UPON OR DERIVED
FROM SUCH DATA. ICE DATA IS NOT THE ISSUER OF ANY SUCH SECURITIES OR OTHER
FINANCIAL PRODUCTS AND MAKES NO EXPRESS OR IMPLIED WARRANTIES WHATSOEVER,
INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY
PARTICULAR PURPOSE WITH RESPECT TO SUCH DATA INCLUDED OR REFLECTED THEREIN, NOR
AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ANY ENTITY FROM THE USE OF THE
DATA INCLUDED OR REFLECTED THEREIN.

The RICI EnhancedSM Indices referred to herein are calculated by NYSE Arca, Inc.
("NYSE Arca"), a wholly-owned subsidiary of NYSE Euronext. The RBS ETNs, which are based on such RICI EnhancedSM Indices, are not issued, sponsored, endorsed, sold or promoted by NYSE Arca, and NYSE Arca makes no representation regarding the advisability of investing in such product.

NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAMS
ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WIH
RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE ARCA
HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES
(INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an af[]liate of
RBS NV.